March 31, 2015

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-2-15

QUATERRA REPORTS 2014 YEAR-END FINANCIAL RESULTS

Company to focus on advancing its Yerington copper assets

VANCOUVER, B.C.— Quaterra Resources Inc. continues to focus its attention on its 100%-owned Yerington copper district assets. Non-Yerington assets of the Company have been sold with the proceeds to be used in support of the Yerington District as reported in the Company’s December 31, 2014, year-end financial statements and management’s discussion and analysis (“MD&A”) filed today.

The financial statements and MD&A are available at www.quaterra.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards.

The MD&A reports that in 2014 in order to address its working capital needs the Company:

  Sold its uranium properties in Arizona, Utah and Wyoming for Cdn$500,000 in March.
  Sold its interest in three non-core copper and molybdenum assets to Freeport-McMoRan Mineral Properties Inc. for US$5 million in October, payable with an upfront US$1 million and the balance in quarterly tranches of US$500,000 commencing in January 2015.
  Sold its 50% interest in the Nieves project in Mexico to Blackberry Ventures I LLC for US$4 million in December, payable in four tranches of US$1 million over 15 months commencing at the time of closing.

The MD&A reports that with the closing of these transactions management believes the Company has sufficient funds for the next full year of operations. The Company also continues to take steps to reduce costs.

In addition to cash on hand, reports the MD&A, the ongoing project maintenance costs at Yerington are covered by a Membership Interest and Option Agreement (“Option Argreement”) with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) at least through Stage 1 or through June 13, 2015. Freeport Nevada may continue funding and begin exploration at Yerington beyond June 13, 2015, under the terms of the Option Agreement. Freeport Nevada could also continue to cover project maintenance costs for up to another year without funding exploration, or it could terminate the agreement.

The Option Agreement sets out the terms for Freeport Nevada’s due diligence and potential involvement in advancing exploration of the Quaterra’s Yerington Nevada copper assets. These assets, held in wholly-owned Quaterra subsidiary Singatse Peak Services LLC (“SPS”), include the MacArthur, Yerington and Bear copper deposits. Freeport Nevada may earn 55% to 80% of Quaterra’s interest by spending between US$38 million and US$388 million, depending on various options available to both parties. The Option Agreement was announced on June 16, 2014.

“Even if we were able to raise funds in the current market, given our current share price it would simply be too dilutive,” says Quaterra President and CEO Steven Dischler commenting on the financial results. “Therefore, we felt the most sensible way to advance our Yerington assets was by the sale of non-core assets together with a joint venture at Yerington. We have completed the former and are positioned to accomplish the latter through the option agreement with Freeport Nevada.

“With these transactions, we believe Quaterra has sufficient working capital to sustain our operations for an extended period, allowing our shareholders to be positioned for a turnaround in the mining sector.”

Mr. Dischler says that during 2015 and beyond, the Company is going to stay focused on advancing its Yerington copper assets. “We believe the Yerington copper camp is located in an attractive mining jurisdiction with a history of successful mining operations. The value of our copper assets is enhanced by existing power and rail infrastructure, company-owned water rights and broad-based local and state support.”

On behalf of the Board of Directors,
Steven Dischler, President & CEO
Quaterra Resources Inc.

For more information please contact:
Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and as defined under the in the U.S. Private Securities Litigation Reform Act of 1995. Where used in this news release, these statements generally describe the Company's future plans, objectives or goals including plans respecting services of personnel. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only to plans as of the date thereof. Such forward looking statements include our anticipated cash requirements for the periods referenced in this news release, potential decisions of our joint venture partner to continue exploration activity and funding or funding of project maintenance costs at our Yerington project. The advancement of the Yerington project is subject to risks of an exploration stage mineral project including commodity prices, availability of capital, results of exploration and other risks including those described in our annual filings. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.